CHANGES TO THE BOARD OF SAMSON OIL & GAS LIMITED

DENVER 1700 hours September 15th, PERTH 0700 hours September 16th, 2008.

Samson Oil & Gas Limited (AMEX: SSN /ASX: SSN) announced today that the Board of Directors has appointed Mr. Keith Skipper as a non-executive director to the Board of Samson. Shareholders will be asked to ratify this appointment at the Annual General Meeting scheduled for November.

Mr. Skipper brings a wealth of petroleum experience to the company having been involved in the industry since he started his career with Amoco Canada Petroleum Company Limited in 1970. Keith holds a Bachelor degree in Geology from Reading University, and a Master of Science from McMaster University.

Keith’s experience has been international and includes twelve years based in North America with Amoco, a decade in Australia with Bridge Oil Ltd and several years with Pan Canadian Petroleum Company Limited and Antrim Energy Inc, in Calgary, Alberta where he held executive positions. Keith is a resident of Australia.

Mr. Skipper holds public company Directorships in Red Sky Energy Limited, Rawson Resources Limited and NorthStar Energy Ltd (unlisted).

Simultaneously Mr. David Cairns has resigned as a Director. David has been a Director since 1994 and has made a very valuable contribution to the Company, which the Directors wish to acknowledge. David’s current corporate activities outside of Samson, which require extensive travel to Asia and West Africa, mean that he is unable to devote adequate time to his role as a Director of Samson.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director